SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

31 March, 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                                                                                       DESCRIPTION

99.1                                                                                                                                                                Blocklisting Interim Review - 31 March, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March, 2005                                                                                                                                Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Cambridge Antibody Technology Group plc

2. Name of scheme

   Share Incentive Plan (formerly All Employee Share Ownership Plan)

3. Period of return:     From     1 October 2004       to 31 March 2005

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

   291,352 (76,795 plus 214,557 additional blocklisted on 27 January 2005)

5. Number of shares issued/allotted
   under scheme during period

   109,450

6. Balance under scheme not yet issued/allotted
   at end of period

   181,902

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

Please confirm total number of shares in issue at the end of the period in order for us to update our records

51,609,987

Contact for queries:

Name:           Justin Hoskins

Address:        Cambridge Antibody Technology
                Milstein Building
                Granta Park
                Cambridge  CB1 6GH

Telephone:      01223 471 471